                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                   PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

                              For November 6, 2002




                               MADGE NETWORKS N.V.
                 (Translation of registrant's name into English)



                               Keizersgracht 62-64
                                 1015 Amsterdam
                                 The Netherlands
                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F     X               Form 40-F
                            ---------                     ---------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                        Yes                            No     X
                            ---------                     ---------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                  82-      N.A.
                      -------------



                                Page 1 of 9 Pages
                         Exhibit Index Appears on Page 4

                               MADGE NETWORKS N.V.


ITEM 1. PRESS RELEASE

Attached as Exhibit 1 to this Form 6-K is a copy of the Press Release issued by Madge Networks N.V. on November 6, 2002





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


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      Madge Networks N.V.


                                      By: /s/ Martin Malina
                                          ----------------------
                                          Martin Malina
                                          Managing Director




Date: November 11, 2002


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


                                  EXHIBIT INDEX


Exhibit                                                               Page
-------                                                               ----

Press Release                                                           5

                                                                    [MADGE LOGO]


MADGE NETWORKS N.V.
Keizersgracht 62-64
1015 CS Amsterdam
The Netherlands

Main: (+44) 1753 661 000
Fax: (+44) 1753 661 011



                          MADGE NETWORKS N.V. REPORTS
                           THIRD QUARTER 2002 RESULTS

Amsterdam, The Netherlands (November 6, 2002) -- Madge Networks N.V. (NASDAQ:
MADGF), a global supplier of advanced networking product solutions, today announced results for its third fiscal quarter ended September 30, 2002.(1)

Madge Networks revenues for the third quarter were US$7.6 million, compared to second quarter 2002 revenues of $9.5 million and third quarter 2001 revenues of $14.1 million. Net income and earnings per share from continuing operations for the quarter were just above breakeven, compared to a net income from continuing operations of $0.1 million, or just above breakeven earnings per share, for the previous quarter and a net income from continuing operations of $4.9 million, or $0.09 per share, for the third quarter of 2001. The net loss for the quarter, including a charge related to discontinued operations, was $(1.8) million or a loss of $(0.03) per share. Net income for the 2001 period included special gains of $3.8 million relating to the release of a tax provision.

For the nine months ended September 30, 2002 net loss was $(2.2) million, or $(0.04) per share, compared to a net income of $16.3 million, or $0.30 per share for the nine months ended September 30, 2001. The loss for the 2002 period included a loss of $(1.9) million related to a special charge for discontinued operations. Net income for the 2001 period included special gains of $13.1 million partially offset by a loss from associate Red-M of $(1.5) million and a loss from discontinued operations of $(2.5) million.

Gross margin for the quarter increased to 67.6% compared to 61.2% for the previous quarter, and 54.1% for the third quarter of 2001. The margin for the quarter was positively affected by a one off release of a provision relating to a supplier. Without this release the gross margin would have been 58.5%.

"Q3 was a difficult quarter", said Martin Malina, CEO, Madge Networks. "The seasonal weakness in Europe and continued delays in the roll out of projects with major

----------
(1) With effect from September 30, 2002 the Company now operates and reports on a quarterly calendar basis whereas previously the Company operated on the basis of thirteen-week financial quarters.

customers, impacted our revenues. However, I am pleased that we can present a breakeven result from continuing operations, despite the drop in revenues."

"Our balance sheet at the end of the quarter reflects the fact that we have reviewed our provisions for discontinued operations and the carrying value of fixed assets. We also wrote off certain assets of discontinued operations, for which we already had provisions and, following a rent review, we accelerated the depreciation of leasehold improvements related to property which we lease in the UK. With the adjustments made we now believe that no further changes will be required in provisions for discontinued operations."

"We started shipment of our 802.11b Wireless LAN products during the quarter and we now have 18 wireless resellers signed up and more to come. Customers and resellers have reacted very positively to our products; the unique security and management features and the completeness and ease with which these can be integrated into enterprise networks have won praise. With the appointment of Andy MacDonald as VP Sales, we now have an experienced sales professional on board to aggressively build on this initial success. Our wireless product line contributed a small amount to our revenue during Q3 2002 and we anticipate this will also be the case in the fourth quarter."

Accounts receivables were $2.9 M at the end of the third quarter or 34.4 days outstanding, compared to $3.4 M at the end of the previous quarter or 32.8 days outstanding. Inventories, net of reserves, were $2.6 M compared to $3.3 M at June 30, 2002, further illustrating ongoing progress in asset utilisation.

The Company ended the third quarter with $7.0 million in cash, of which $4.3 million was not restricted. The Company continues its focus on working capital management, highlighted by the drop in the level of short-term borrowings, reduced to $0.1 million from $3.2 million at December 31, 2001.


                                                  Ends

MANAGEMENT COMMENTS
The Company has produced a document entitled "Management's Comments on Madge Networks' Q3 2002 results" instead of holding a conference call. This document discusses the results for third quarter 2002 in detail and can be found on the Investor Relations section of the Company's website.

ABOUT MADGE NETWORKS N.V.
Madge Networks N.V. (NASDAQ: MADGF) is a global supplier of advanced networking product solutions to large enterprises, and is the market leader in Token Ring. Madge Networks is pioneering next generation networking solutions, which enable the painless deployment of Wireless and also 100Mbps and Gigabit speed IP-based applications within existing corporate networks while protecting customers' investments in Token Ring. Madge Networks also has an associate company, Red-M(TM), a market leader in wireless networking solutions. Madge Networks' main business centers are located in Wexham Springs, United Kingdom and New York. Information about Madge Networks' complete range of products and services can be accessed at www.madge.com.

PRIVATE SECURITIES LITIGATION REFORM ACT STATEMENT
Investors should take note that certain statements in this press release are forward-looking and may not give full weight to all of the potential risks (e.g., the risk that there will be a continuing downturn in the market for Token Ring products and in the economy generally, the probability that the Company will not be repaid the full funding that it provided to the administrators, the possibility that the Company's exposure to Madge.web liabilities could still materially impact the Company's liquidity and the impact on the financial position of Madge Networks resulting from these and other factors, including the new wireless product family generating sufficient revenue). Forward-looking statements in this press release include statements that refer to the fact the Company believes there will be no further changes required in its provisions for discontinued operations, that the interest in the wireless product will be translated into sales of these products and that Andy MacDonald's appointment will allow the Company to aggressively build on the initial success of the Company's new wireless products and other statements which are not completely historical. These statements may differ materially from actual future actions, events or results. For more information on risks, please refer to Madge Networks' SEC filings.

Madge, the Madge logo and Red-M are trademarks, and in some jurisdictions may be registered trademarks of Madge Networks or its affiliated or associated companies. Other trademarks appearing in this release are those of their respective owners.

CONTACT: MADGE NETWORKS, WEXHAM SPRINGS, UNITED KINGDOM
Investor Relations Manager
MADGE NETWORKS N.V.
UK tel: +44 1753 661 609 or US tel: +1 212 709 1007

                               Madge Networks N.V.
                    Condensed Consolidated Balance Sheets(2)
                                   (Unaudited)
                                 (In thousands)


                                                                          SEP. 30,            DEC. 31,
                                                                            2002               2001
ASSETS
Current assets:
Cash, cash equivalents, and short-term investments(3)                     $  7,034            $ 14,958
Accounts receivable, net                                                     2,886               3,719
Inventories                                                                  2,596               4,540
Prepaid expenses and other current assets                                    4,514               6,025
Current assets of discontinued operations                                      974               1,590
------------------------------------------------------------------------------------------------------
Total current assets                                                        18,004              30,832

Property and equipment, net                                                  3,283               7,425
Intangible assets, net                                                          --               3,633
Investments of discontinued operations                                          --               2,000
Fixed assets of discontinued operations                                         --               2,208
------------------------------------------------------------------------------------------------------
Total assets                                                              $ 21,287            $ 46,098
======================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities                                  $ 13,048            $ 23,358
Income taxes payable                                                         4,502               5,001
Short-term borrowings                                                          120               3,189
Short-term obligations                                                         139                 559
Current liabilities of discontinued operations                               7,114               9,560
------------------------------------------------------------------------------------------------------
Total current liabilities                                                   24,923              41,667
Long-term obligations                                                        1,118               1,125
Long-term obligations of discontinued operations                             5,100              10,304
------------------------------------------------------------------------------------------------------
Total liabilities                                                           31,141              53,096
Shareholders' deficit                                                       (9,854)             (6,998)
------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' deficit                               $ 21,287            $ 46,098
======================================================================================================

----------
(2) The condensed consolidated balance sheet includes our associate company, Red-M, accounted for under equity accounting principles at a value of nil. Madge.web is now accounted for as a discontinued operation.

(3) Cash includes a balance of $2.7M at September 30, 2002 and $6.4M at December 31, 2001 that had restricted use.

                               Madge Networks N.V.
                 Condensed Consolidated Statements of Operations
                                   (Unaudited)
                                 (In thousands)

                                                                        GROUP RESULTS(4)
                                                          THREE MONTHS                NINE MONTHS
                                                               ENDED                    ENDED
                                                             SEPTEMBER 30,          SEPTEMBER 30,
                                                            2002       2001        2002        2001


CONTINUING OPERATIONS
Net sales                                                $  7,637    $ 14,076    $ 27,168    $ 58,253
Cost of sales                                               2,473       6,463      10,250      27,429
-----------------------------------------------------------------------------------------------------
Gross profit                                                5,164       7,613      16,918      30,824
Operating expenses:
Sales & marketing                                           2,734       3,688       9,367      14,335
Research & development                                        468         300       1,671       3,332
General and administrative                                  2,352       2,396       6,158       6,624
Special (gain)                                                 --      (3,763)         --      (5,112)
-----------------------------------------------------------------------------------------------------
Total operating expenses                                    5,554       2,621      17,196      19,179
-----------------------------------------------------------------------------------------------------
Income (loss) from continuing operations                     (390)      4,992        (278)     11,645
Net interest income (expense)                                 (87)        (18)       (578)      1,598
Gain on sale of investment in Red-M                            --          --          --       7,997
-----------------------------------------------------------------------------------------------------
Income (loss) from continuing operations
  before tax and share of associate loss                     (477)      4,974        (856)     21,240
Income tax provision (benefit)                               (496)         37        (480)        932
-----------------------------------------------------------------------------------------------------
Income (loss) from continuing operations
  before share of associate loss                               19       4,937        (376)     20,308
Associate loss                                                 --          --          --      (1,499)
-----------------------------------------------------------------------------------------------------
INCOME (LOSS) FROM CONTINUING
OPERATIONS                                               $     19    $  4,937    $   (376)   $ 18,809
-----------------------------------------------------------------------------------------------------
DISCONTINUED OPERATIONS
Loss from discontinued operations                          (1,862)         --      (1,862)     (2,508)
-----------------------------------------------------------------------------------------------------
TOTAL NET INCOME (LOSS)                                  $ (1,843)   $  4,937    $ (2,238)   $ 16,301
=====================================================================================================

Net income (loss) per share from continuing operations
Basic and diluted                                        $   0.00    $   0.09    $  (0.01)   $   0.35

Net loss per share from discontinued operations
Basic and diluted                                        $  (0.03)   $   0.00    $  (0.03)   $  (0.05)

Total net income (loss) per share
Basic and diluted                                        $  (0.03)   $   0.09    $  (0.04)   $   0.30

Weighted Average Shares Outstanding
Basic and diluted                                          54,040      54,038      54,039      54,012

----------
(4) The group results include our associate company, Red-M, accounted for under equity accounting principles. Madge.web is now accounted for as a discontinued operation.